                                                                    EXHIBIT 99.1

                  INFORMATION REQUIRED BY PART III OF FORM 10-K


OUR DIRECTORS AND OFFICERS


   Our executive officers and members of our board of directors and their ages, are as follows:

Name                                      Age                         Position
----                                      ---                         --------
                                                   Chairman of the Board of Directors, Chief Executive Officer
Edwin P. Kuhn........................     57       and President

James W. George......................     49       Senior Vice President, Chief Financial Officer and Secretary

Timothy L. Doane.....................     43       Senior Vice President

Michael H. Hinderliter...............     51       Senior Vice President

Steven C. Lee........................     37       Vice President and General Counsel

Robert J. Branson....................     51       Director

Michael Greene.......................     39       Director

Steven B. Gruber.....................     43       Director

James L. Hebe........................     51       Director

Louis J. Mischianti..................     41       Director

Rowan G. P. Taylor...................     33       Director

Jeremy J. Thompson...................     28       Director

         Our officers are appointed by the board of directors and serve at its discretion. The term of office for each director expires when such director's successor is elected and qualified.

         Edwin P. Kuhn was named Chief Executive Officer and President of us and our subsidiaries in January 1997. In November 2000, Mr. Kuhn also became Chairman of our Board of Directors. Mr. Kuhn served as President and Chief Executive Officer of TA Operating Corporation, a wholly owned subsidiary of ours, since the closing of the acquisition of the BP network in December 1993. Mr. Kuhn served as the General Manager (the most senior executive position) of the BP network under BP's ownership from April 1992 to December 1993. Prior to joining the BP network, Mr. Kuhn spent 25 years with Sohio and BP in a series of retail site operating positions, most recently as the Retail Marketing Regional Manager for all BP retail facilities in the states of Ohio, Pennsylvania and Kentucky.

         James W. George was named Senior Vice President, Chief Financial Officer and Secretary of us and our subsidiaries in January 1997. Mr. George served as a Vice President and Chief Financial Officer of TA Operating Corporation since the closing of the acquisition of the BP network in December 1993. From August 1990 to December 1993, Mr. George served as the Controller (the most senior financial position) of the BP network under BP's ownership. Prior to joining the BP network, Mr. George spent ten years with Sohio and BP in a series of accounting and finance positions.

         Timothy L. Doane was named Senior Vice President, Marketing of us and our subsidiaries in January 2001. Mr. Doane served as Senior Vice President, Market Development of us and our subsidiaries since January 1997 and served as a Vice President, Market Development of TA Operating Corporation since 1995. Prior to joining TA Operating Corporation, Mr. Doane spent 15 years with Sohio and BP in a series of positions including Director of Procurement (for all purchases except crude oil), Manager of BP's Procare Automotive Service (a chain of

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

stand-alone automobile repair garages in three midwestern states), International Brand Manager (in the United Kingdom) and Division Manager in retail marketing.

         Michael H. Hinderliter was named Senior Vice President, Sales of us and our subsidiaries in January 2001. Mr. Hinderliter served as Senior Vice President, Marketing of us and our subsidiaries since January 1997 and served as Vice President, Marketing of TA Operating Corporation since the closing of the acquisition of the BP network in December 1993. From August 1992 to December 1993, Mr. Hinderliter served as the Marketing Manager of TA under BP's ownership. From 1989 to August 1992, Mr. Hinderliter was the manager of BP Truckstops Limited, BP's truckstop network in the United Kingdom. Prior thereto, Mr. Hinderliter spent 14 years with TA under Ryder, Sohio and BP ownership in a series of positions which included serving as a Fleet Sales Manager, Division Manager and location General Manager.

         Steven C. Lee was named Vice President and General Counsel of us and our subsidiaries in December 1997. From September 1995 to November 1997, Mr. Lee served as Assistant Vice President and Corporate Counsel of Premier Farnell Corporation (formerly Premier Industrial Corporation). Mr. Lee practiced law with Calfee, Halter & Griswold from 1989 to 1995.

         Robert J. Branson became a director of ours on November 14, 2000. Since 1989, Mr. Branson has been affiliated with RMB Realty, Inc., which acts as an advisor to Oak Hill with respect to real estate matters. From 1981 to 1989, Mr. Branson was a Principal of Linden & Branson, a real estate investment advisory firm, and from 1970 to 1981, he was employed by Arthur Andersen & Co. Mr. Branson is a Certified Public Accountant.

         Michael Greene was appointed a director of ours on March 14, 2001. Mr. Greene is a founding partner of UBS Capital Americas, a private investment fund. Prior to joining UBS Capital Americas, he was a senior member of the Union Bank of Switzerland's Leverage Finance Group from 1990 to 1992. Previously he was a member of the Leverage Finance Group at Marine Midland Bank. Mr. Greene serves as a director of Metrocall Inc., Orphan Medical, Inc. and several private companies.

         Steven B. Gruber became a director of ours on November 14, 2000. From February 1999 to the present, Mr. Gruber has been a Managing Partner of Oak Hill Capital Management, Inc., the manager of Oak Hill. From March 1992 to the present, he has been a Managing Director of Oak Hill Partners, Inc. From May 1990 to March 1992, he was a Managing Director of Rosecliff, Inc. Since February 1994, Mr. Gruber has also been an officer of Insurance Partners Advisors, L.P., an investment advisor to Insurance Partners, L.P. Since October 1992, he has been a Vice President of Keystone, Inc. (formerly known as Robert M. Bass Group, Inc.). Prior to joining Keystone, Mr. Gruber was a Managing Director and co-head of High Yield Securities and held various other positions at Lehman Brothers, Inc. He is also a director of American Skiing Company, Integrated Orthopedics, Inc., Superior National Insurance Group, Inc., Grove Worldwide, LLC, and several private companies.

         James L. Hebe was appointed as a director of ours on September 22, 1999. Mr. Hebe has been Chairman, President and Chief Executive Officer of Freightliner LLC since 1992. Mr. Hebe's career spans 28 years in the transportation industry. He serves on the boards of various transportation-related associations.

         Louis J. Mischianti has been a director of ours since December 1992. Mr. Mischianti has been employed by Olympus Advisory Partners, Inc., an affiliate of Olympus Growth Fund III, L.P. and Olympus Executive Fund, L.P., since May 1994. Mr. Mischianti was employed by The Clipper Group, L.P. or one of its affiliates from 1991 to April 1994. Prior to 1991, Mr. Mischianti was employed by Credit Suisse First Boston Corporation. Mr. Mischianti serves as a director of several private companies.

         Rowan G.P. Taylor became a director of ours on November 14, 2000. From March 1999 to the present, Mr. Taylor has been a Principal of Oak Hill Capital Management, Inc. From April 1991 to March 1999, Mr. Taylor was employed by The Clipper Group, L.P. or one of its affiliates, most recently as a Principal. From January 1998 to March 1999, Mr. Taylor was also a Principal of Monitor Clipper Partners, Inc. Prior to April 1991, Mr. Taylor was employed by Credit Suisse First Boston Corporation.

         Jeremy J. Thompson became a director of ours on November 14, 2000. From February 1999 to the present, Mr. Thompson has been employed by the Oak Hill Capital Management, Inc., most recently as a Vice President.

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

From August 1996 to February 1999, he was employed by Oak Hill Partners, Inc. Prior to August 1996, Mr. Thompson was employed by Goldman, Sachs & Co. He serves as a director of several private companies.

EXECUTIVE COMPENSATION

         Summary Compensation Table. The following table sets forth the compensation awarded to, earned by or paid to our Chief Executive Officer and each of our four other most highly compensated executive officers as of December 31, 2000.

                           SUMMARY COMPENSATION TABLE

                                                                                      Long-Term
                                                                                     Compensation
                                                                                     ------------
                                                                                      Securities   All Other
                                                                         Bonus ($)    Underlying  Compensation
        Name and Principal Position              Year       Salary ($)      (1)      Options (#)    ($) (3)
        ---------------------------              ----       ----------      ---      -----------    -------
Edwin P. Kuhn...............................    2000          450,000   1,583,160(2)               $12,434
   President, Chief Executive Officer and       1999          374,000     187,000          -         6,657
   Director                                     1998          350,000     175,000          -         8,285


James W. George.............................    2000          270,000     950,935(2)                 7,270
   Senior Vice President, Chief Financial       1999          242,000     121,000          -         7,219
   Officer and Secretary                        1998          225,000     112,500          -         4,364


Michael H. Hinderliter......................    2000          270,000     950,776(2)                 6,862
   Senior Vice President                        1999          242,000     121,000          -         5,744
                                                1998          225,000     112,500          -         6,460

Timothy L. Doane............................    2000          270,000     949,463(2)                 5,407
   Senior Vice President                        1999          242,000     121,000          -         6,492
                                                1998          225,000     112,500          -         7,757

Steven C. Lee...............................    2000          128,000     161,347(2)                   549
   Vice President and General Counsel           1999          118,000      47,200          -           534
                                                1998          110,000      44,000          -           350

----------------------

(1)  Represents bonus for services rendered in the indicated year.

(2) Represents special bonus payments in connection with our merger and recapitalization transactions. Does not include additional amounts to be paid for services rendered in 2000, but not currently calculable.

(3) Represents life insurance premiums paid by the Company. Mr. Kuhn's amount includes $4,196 in 2000, $4,363 in 1999 and $3,405 in 1998, reflecting his use of a company automobile. Mr. George's amount includes $4,982 in 2000, $5,083 in 1999, and $3,084 in 1998 reflecting his use of a company automobile. Mr. Hinderliter's amount includes $4,269 in 2000, $3,303 in 1999, and $4,960 in 1998 reflecting his use of a company automobile. Mr. Doane's amount includes $3,912 in 2000, and $5,088 in 1999 and $6,917 in 1998 reflecting his use of a Company automobile.

          Option Grants.

         The following table sets forth information regarding stock options granted in 2000 under our 1997 Stock Incentive Plan to the executive officers named in the Summary Compensation Table above. One-hundred percent of the options listed below vested as a result of the change in our control due to the merger and recapitalization transactions but were canceled without consideration as the related exercise price exceeded the $31.75 per share merger consideration.


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

                        OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                    POTENTIAL
                                                                                               REALIZABLE VALUE AT
                                                                                                  ASSUMED ANNUAL
                                                                                                  RATES OF STOCK
                                                                                                      PRICE
                                                                                                 APPRECIATION FOR
                                    INDIVIDUAL GRANTS                                            OPTION TERM (1)
------------------------------------------------------------------------------------------------------------------------
                        NUMBER OF        PERCENT OF
                        SECURITIES     TOTAL OPTIONS
                        UNDERLYING       GRANTED TO        EXERCISE
                         OPTIONS        EMPLOYEES IN       PRICE OF
         NAME            GRANTED        FISCAL YEAR        OPTIONS      EXPIRATION DATE(1)      5%             10%
         ----         -------------- ------------------ --------------  ------------------  ------------- ------------
Edwin P. Kuhn             67,000           20.6%           $33.30                -               -               -
James W. George           36,000           11.1%           $33.30                -               -               -
Michael H. Hinderliter    36,000           11.1%           $33.30                -               -               -
Timothy L. Doane          36,000           11.1%           $33.30                -               -               -
Steven C. Lee             11,000            3.4%           $33.30                -               -               -

         (1) All of the options granted during 2000 were cancelled on November 14, 2000 in connection with our merger and recapitalization transactions. As the exercise price of the options granted during 2000 of $33.30 exceeded the $31.75 per share merger consideration, these options were cancelled without consideration.

         As part of our merger and recapitalization transactions, all unvested options vested and all outstanding options were canceled in exchange for a cash payment, except that, prior to the completion of the merger and recapitalization transactions, our management team exercised a portion of their options with cash. While a new stock award plan has been adopted by our board of directors (see description below under "Option Plan") no options have been granted under the plan. Accordingly, at December 31, 2000 and as of March 15, 2001, we have no options outstanding.

         Option Exercises.

         The following table sets forth information concerning exercises of options by the named executive officers during 2000 and the value of unexercised options as of December 31, 2000 held by the named executive officers.

               AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                    LAST FISCAL YEAR-END OPTION VALUES TABLE


                                   NUMBER OF                    NUMBER OF SECURITIES         VALUE OF UNEXERCISED
                                    SHARES                       UNDERLYING OPTIONS          IN-THE-MONEY OPTIONS
                                   ACQUIRED      VALUE            AT 2000 YEAR-END           AT 2000 YEAR-END ($)
              NAME                ON EXERCISE  REALIZED(1)  EXERCISABLE/UNEXERCISABLE(2)  EXERCISABLE/UNEXERCISABLE(2)
              ----                -----------  -----------  ----------------------------  ----------------------------
Edwin P. Kuhn....................    10,249     $ 222,916                -/-                          -/-

James W. George..................     6,102     $ 132,719                -/-                          -/-

Michael H. Hinderliter...........     6,102     $ 132,719                -/-                          -/-

Timothy L. Doane.................     5,332     $ 113,889                -/-                          -/-

Steven C. Lee....................       378     $   3,213                -/-                          -/-

---------------------

(1)      Based on a stock price of $31.75 per share.

(2) As part of our merger and recapitalization transactions which were completed on November 14, 2000 all options then outstanding were either exercised or canceled. The exercised options were exercised with cash and the canceled options were canceled for a cash payment based on a stock price of $31.75 per share.


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

COMPENSATION OF DIRECTORS

         Employee directors are not entitled to receive any compensation for serving on the board or any committees of the board. Non-employee directors may receive compensation for their services in an amount to be determined. All directors are entitled to receive reimbursement for reasonable out-of-pocket expenses in connection with travel to and attendance at meetings.

EMPLOYMENT AGREEMENTS

         We have entered into employment agreements with each of Edwin P. Kuhn, James W. George, Michael H. Hinderliter and Timothy L. Doane. These employment agreements provide as follows: Edwin P. Kuhn is employed as Chief Executive Officer and President, James W. George is employed as Senior Vice President, Chief Financial Officer and Secretary, Michael H. Hinderliter is employed as Senior Vice President, and Timothy L. Doane is employed as Senior Vice President. In exchange for these services, Mr. Kuhn receives an annual base salary of $450,000 and Messrs. Hinderliter, George and Doane receive an annual base salary of $270,000, which amounts may be increased but not decreased by action of the board of directors or its delegate. Each executive is eligible to receive an annual bonus determined by the board of directors, based on individual and company performance objectives, ranging from 0% to 75% of base salary, with 75% of base salary being the target bonus. Each executive's employment agreement provides for a two-year term, ending on December 31, 2001, with automatic one-year extensions through age 65, unless notice of non-renewal is given at least one year in advance. If we terminate the executive's employment without cause or the executive resigns with good reason, the executive will be eligible to receive, among other things, a pro rata bonus for the year of termination, 24 months' base salary, plus two-times target bonus. Each executive agrees that during the employment term and for the 24-month period that he is entitled to receive certain severance payments following a termination of employment by us without cause or by his resignation for good reason he will refrain from competing with us.

         The term of the employment agreements have by their terms been extended through December 31 of the second anniversary following the date of the merger and recapitalization transaction. The executive will be guaranteed an annual bonus for 2000 at least equal to 37 1/2% of base salary and was paid an incentive bonus equal to two times base salary and target bonus at the time of the closing of the merger and recapitalization transactions.

OPTION PLAN

         We intend to grant certain of our executives non-qualified stock options to purchase 944,881 shares of our common stock. All of the options will have a term of 10 years from the date of grant, although the options will be terminated earlier if certain customary events occur. For example, if an executive's employment is terminated by us without cause or by the executive for good reason or due to death, disability or scheduled retirement, all vested options will expire 60 days following termination of employment. Under certain circumstances, the executive will be allowed to hold a limited portion of his unvested options for a longer period of time following termination of employment for further vesting. Time options become exercisable over the passage of time, while performance options become exercisable if certain earnings targets are achieved. Time options generally vest 20% per year over a period of five years. Performance options vest if Oak Hill achieves specified internal rates of return on specified measurement dates. In general, the number of performance options that will vest is based upon Oak Hill achieving an internal rate of return between 22.5% and 30.0% on a measurement date. A measurement date is generally defined as the earliest of (1) November 14, 2005, (2) specified dates following an initial public offering of our stock, depending on the date the initial public offering occurs, or (3) the date that at least 30% of our shares owned by Oak Hill are distributed to its limited partners or sold, except that a subsequent measurement date may occur if less than 100% of our shares owned by Oak Hill are so sold or distributed. Vesting is partially accelerated for time options following termination of employment due to death, disability or scheduled retirement. If a change of control occurs, the vesting of time options will fully accelerate. Option holders will have rights to require us to repurchase shares obtained upon the exercise of vested options upon a termination of employment due to disability, death or, subject to a six-month holding period, scheduled retirement, and, in certain limited cases, upon a change of control. In connection with our initial grant of options under this plan, we intend to establish and grant a discretionary pool of options that will be allocated periodically, first to new members of management who become option holders after the date of the initial grant, and then to other members of management on a pro rata basis. The total number of shares underlying the initial grant of options will not increase as a result.

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

COMMITTEES OF THE BOARD OF DIRECTORS

         We have established an executive committee; an audit and compliance committee; a health, safety and environmental committee and a compensation committee. The executive committee is authorized to exercise, between meetings of our board, all the powers and authority of the board for our direction and management, except as prohibited by applicable law and except to the extent another committee has been accorded authority over the matter. The audit and compliance committee recommends the annual appointment of our auditors, with whom the audit committee reviews the scope of audit and non-audit assignments and related fees, accounting principles used by us in financial reporting, internal auditing procedures and the adequacy of our internal control procedures and other compliance programs. The health, safety and environmental committee oversees significant matters relating to health, safety and environmental compliance effecting us or our properties. The compensation committee administers our stock option and related plans and establishes the compensation for our executive officers. Our board may alter the duties of these committees and may establish other committees from time to time to facilitate the management of our business and affairs.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         The members of the compensation committee of our board of directors are Steven B. Gruber and Rowan G. P. Taylor, both of whom are employed by Oak Hill Capital Management.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         We have one class of common stock outstanding and no preferred stock outstanding. The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 15, 2001, by:

     - each person known by us to own beneficially more than 5% of the outstanding shares of our common stock;

     -    each of our directors;

     - each of the executive officers named in the table under "Management - Compensation of Executive Officers - Summary Compensation Table"; and

     -    all directors and executive officers as a group.

                                                                       NUMBER OF SHARES OF           PERCENT OF
                                                                          COMMON STOCK               OUTSTANDING
NAME AND ADDRESS OF BENEFICIAL OWNER (1)                                  OWNERSHIP (2)           COMMON STOCK (2)
----------------------------------------                               -------------------        ----------------
Oak Hill Capital Partners, L.P.........................................    4,084,253                     58.9%
Oak Hill Capital Management Partners, L.P..............................      104,724                      1.6
     201 Main Street
     Fort Worth, TX  76102
Olympus Growth Fund III, L.P...........................................      797,796                     11.5
Olympus Executive Fund, L.P............................................        5,356                      0.1
     Metro Center
     One Station Place
     Fourth Floor North Tower
     Stamford, CT 06902-6876
UBS Capital Americas II, LLC...........................................      834,646                     12.0
TA Private Client Investment, LLC......................................      377,953                      5.5
     299 Park Avenue
     New York, NY 10171
Edwin P. Kuhn..........................................................       25,701                      *
James W. George........................................................       18,192                      *
Timothy L. Doane.......................................................       14,060                      *
Michael H. Hinderliter.................................................       18,692                      *
Steven C. Lee..........................................................        4,242                      *
Steven B. Gruber.......................................................            -                      -
Robert J. Branson......................................................            -                      -
Rowan G. P. Taylor.....................................................            -                      -
Jeremy J. Thompson.....................................................            -                      -
James L. Hebe..........................................................            -                      -
Louis J. Mischianti....................................................            -                      -
Michael Greene.........................................................            -                      -
(All directors and officers as a group (12 persons))...................       80,887                      1.2


     (1) Unless otherwise indicated, the address for each person listed in the table is care of TravelCenters of America, Inc., 24601 Center Ridge Road, Suite 200, Westlake, Ohio 44145-5634

     (2) Reflects beneficial ownership of common stock. No options or warrants to purchase common stock owned by the stockholders are currently convertible or exercisable within 60 days after March 15, 2001.

     * The percentage of shares beneficially owned is less than one percent of the outstanding number of shares.

CERTAIN RELATIONSHIPS & RELATED TRANSACTIONS

THE STOCKHOLDERS' AGREEMENT

         We, Oak Hill, the Other Investors, Freightliner and some members of our management team entered into a stockholders' agreement. The stockholders' agreement provides that:

     - other than in connection with transfers described below or permitted transfers among certain Other Investors or to affiliates and for estate purposes, the stockholders (other than Oak Hill) cannot transfer shares prior to the earlier of:

          -    November 14, 2001, and

          -    an initial public offering of our common stock;

     - following the expiration of the initial holding period described above but prior to the earlier of the (1) initial public offering of our common stock and (2) November 14, 2007, we will have the right of first purchase for any shares that any stockholder (other than Oak Hill or the management stockholders) proposes to transfer, other than transfers described below or certain permitted transfers; and

          - if we do not exercise our right to purchase the shares, then each stockholder will have the right to purchase its pro rata portion of the remaining offered shares; and

          - if each stockholder does not fully exercise its right to purchase its pro rata portion of the remaining shares, then Oak Hill, and any transferee thereof who agrees to be bound by the terms of the stockholders' agreement, we will have the right to purchase all, but not less than all, of the remaining offered shares;

     - during the period following the expiration of the initial holding period described above but prior to the initial public offering of our common stock, if any management stockholder proposes to transfer any shares, other than in connection with transfers described below or certain permitted transfers and the transfer of shares to us by members of management when the person's employment with us terminates or for estate purposes, then the other management stockholders will have the right of first refusal to purchase the shares; and

          - if each management stockholder does not exercise its right to purchase its pro rata portion of the shares, then we will have the right to purchase the remaining offered shares; and

          - if we do not exercise our right to purchase all of the remaining shares then each stockholder (other than management stockholders) will have the right to purchase its pro rata portion of the remaining offered shares; and

          - if each other stockholder does not exercise its right to purchase its pro rata portion of the remaining shares, then Oak Hill, and any transferee thereof who agrees to be bound by the terms of the stockholders' agreement, will have the right to purchase all, but not less than all, of the remaining offered shares;

     - if Oak Hill transfers more than 10% of the total outstanding shares of our common stock to a party (other than to a controlled affiliate), the other stockholders have the right to transfer shares pro rata to the third party on the same terms and conditions as Oak Hill;

     - Oak Hill has the right to require the other stockholders to transfer a pro rata percentage of their stock to any third party in a transaction involving the acquisition of control of the total outstanding shares of our common stock by a third party on the same terms and conditions as Oak Hill;

     - Freightliner continues to have a right of first refusal in connection with any proposed sale of TravelCenters of America to certain truck manufacturers;

     - at any time from time to time on or after the date 180 days (or a greater number of days, not to exceed 365 days, as Oak Hill and its affiliates may agree with the underwriters for the initial public offering) after an initial public offering of our common stock, stockholders, other than management stockholders, who own at least 4% of the total issued and outstanding shares of our common stock at the time the stockholders agreement is entered into, will each have the right to demand a registration of their shares, under certain circumstances described in the stockholders' agreement;

     - following an initial public offering of our common stock, stockholders will be entitled to piggyback registration rights until the later of the time (1) their shares are eligible for transfer without restriction under Rule 144 of the Securities Act and (2) the second anniversary of the consummation of the initial public offering; but the number of shares included by each shareholder may be reduced if the total number of shares of our common stock to be included in the registered offering by the underwriter of the offering is limited;

     - the stockholders have the right to purchase a pro rata share in connection with other issuances of shares to our stockholders and their affiliates;

     - the stockholders may not publicly sell their shares during the seven days prior to and the 180 days (or a greater number of days as Oak Hill may agree with the underwriters) following any underwritten registration of our common stock, unless the managing underwriters consent, in which case the stockholders will be permitted to sell their shares on a pro rata basis;

     - the stockholders vote together to assure the following with respect to us:

          - the authorized number of directors of our board of directors will consist of at least seven directors;

          - for so long as Oak Hill continues to own any shares of our common stock and Oak Hill, Freightliner and certain of the Other Investors continue to own two-thirds of their shares of our common stock, the stockholders will have the right to designate nominees to serve on our board of directors and Oak Hill will have the right to nominate a majority of our board of directors; and

          - unless otherwise agreed by our board of directors, the board of directors of each of our subsidiaries will be identical to our board of directors; and

     - so long as certain of the Other Investors and their affiliates continue to own at least two-thirds of their shares of our common stock or one-third of their collective amounts of shares of our common stock, such Other Investors will have observer rights for all meetings of our board of directors, reasonable access to consult and advise our management and rights to inspect our books and records.

INDEMNIFICATION UNDER RECAPITALIZATION AGREEMENT AND PLAN OF MERGER

         In connection with the recapitalization agreement and plan of merger, we have agreed to indemnify certain of our stockholders and any person who was one of our officers or directors for any losses caused by TCA Acquisition Corporation, Oak Hill or Oak Hill Capital Management Partners breaching any representation, warranty or covenant made by any of them in the recapitalization agreement and plan of merger. We have agreed to indemnify Oak Hill and its affiliates, stockholders, partners, officers, directors and employees from any losses resulting from a breach of any of our representatives, warranties or covenants in the recapitalization agreement and plan of merger.

TRANSACTIONS AND RELATIONSHIPS WITH INVESTORS

         We lease one of our travel centers from a realty company owned by two individuals, one of whom is a former stockholder and a former director. This lease relationship commenced during 1999 and total rent expense related to this lease for the year ended December 31, 2000 was $450,000.

         In connection with the closing of the merger and recapitalization transactions, affiliates of two of our former stockholders, that are themselves affiliates of certain of the Other Investors, were paid an aggregate fee of $1.25 million for advisory services provided to us. In 1999, the same two former stockholders were paid an aggregate fee of $250,000 as consideration for their financial advisory services provided in completing the Travel Ports acquisition.

         Upon consummation of the merger and recapitalization transactions, Oak Hill Capital Management received a fee of $7.25 million and the Other Investors received an aggregate fee of $780,000. Credit Suisse First Boston Corporation, which was an initial purchaser of the outstanding notes, and an affiliate of Credit Suisse First Boston Corporation purchased an aggregate of $8.0 million of our stock upon the closing of the merger and recapitalization transactions and, accordingly, received a pro rata portion of the fee.

         The offering circular relating to 190,000 units included the offering to Oak Hill Securities Fund, L.P. ("OHSF") and Oak Hill Securities Fund II, L.P. ("OHSF II," together with OHSF, "Oak Hill Securities") of an aggregate of 10,500 units. Oak Hill Securities purchased these units from the initial purchasers at a purchase price

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of $941.29 per unit. The units purchased by Oak Hill Securities are identical to the other units sold in the offering. Oak Hill Securities agreed with the initial purchasers that, except for the exchange offer, it will not sell, transfer or otherwise dispose of or transfer any of the units, notes or the warrants that it purchased for a period of three months from the date of purchase without the consent of the initial purchasers. In addition, Oak Hill Securities purchased $30.0 million of the term loan facility from the co-lead arrangers at a purchase price of 99.90%. The initial purchasers and the co-lead arrangers purchased from us the number of units and the portion of the term loan facility that was sold to Oak Hill Securities at the same price as the units and portion of the term loan facility that was sold to Oak Hill Securities.

         OHSF and OHSF II are Delaware limited partnerships that acquire and actively manage a diverse portfolio of primarily debt investments, principally in leveraged companies. The principals of Oak Hill Advisors, Inc., the adviser to OHSF, and the principals of Oak Hill Advisors, L.P., the adviser to OHSF II, may from time to time play an advisory and consulting role in connection with the activities of Oak Hill and have an indirect limited partnership interest in Oak Hill and its general partner. In addition, the principals of Oak Hill Capital Management may from time to time play an advisory and consulting role in connection with the activities of OHSF and OHSF II and have an indirect limited partnership interest in OHSF and OHSF II and their general partners.

         We paid a fee of $300,694 to Oak Hill Advisors, Inc. and $300,694 to Oak Hill Advisors, L.P. for financial advisory services rendered in connection with the debt financing for the merger and recapitalization transactions.

TRANSACTIONS WITH OFFICERS

         Some members of our senior management have purchased our common stock under management subscription agreements. As of December 31, 2000, we have issued to Edwin P. Kuhn, James W. George, Timothy L. Doane, Michael H. Hinderliter and Steven C. Lee, 25,701; 18,192; 14,060; 18,692, and 4,242 shares of common stock, respectively, under management subscription agreements. We refer to these shares of common stock as the management shares.

         For the purchase of the management shares, each of the members of senior management who entered into the management subscription agreement also received financing from us for no more than one-half of the purchase price of the management shares. In connection with the financing, each executive executed a note in favor of us and a pledge agreement. The notes for the named executives total $289,570 in principal amount, and are payable by the following named executives in the indicated principal amount as follows: Edwin P. Kuhn, $77,260; James W. George, $57,950; Timothy L. Doane, $57,950; Michael H. Hinderliter, $57,950 and Steven C. Lee, $38,460.

         Interest accrues at an annual rate of 4.76% of each of Messrs. Kuhn, George and Hinderliter and at an annual rate of 6.01% for each of Messrs. Doane and Lee, in each case compounded semi-annually. Accrued and unpaid interest, together with unpaid principal, if not sooner paid, is due and payable on the earliest of:

     -    the date of cessation of employment of the employee;

     - the date the employee is no longer the owner of the particular management shares; or

     -    the tenth anniversary of the note executed by the executive.

         We will continue to provide these loans to management and have extended the term of the loans beyond the original term to the earlier of five years or 50% of the original term of the loan. In addition, we expect to allow new members of management to obtain loans on similar terms in the future.

OUR OBLIGATION TO REPURCHASE MANAGEMENT'S EQUITY INTERESTS IN US

         Some of our management employees have rights to require us to repurchase the employee's equity interest at fair market value, plus the net value of vested optioned shares, less the balance on any loans due, upon the employees termination of employment due to death, disability or scheduled retirement. Repurchase will generally be for cash at fair market value on the date of termination if termination is due to death or disability or scheduled retirement at or after age 62, or for cash in installments over a period of years at fair market value each year if

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termination is due to scheduled retirement prior to age 62, except that any of our shares obtained through exercising options must be held by the management employees for at least six months before we can be required to repurchase them. With respect to Edwin P. Kuhn, if termination is due to scheduled retirement, we will repurchase that portion of his equity interest on his retirement date that is attributable to shares of our common stocked owned on the date of the Transactions less the balance due on any loans outstanding between us and Mr. Kuhn on his scheduled retirement date. Thereafter, we will purchase the balance of his equity interest in two equal installments on the first and second anniversary of his retirement, at the fair market value each year. If there is a change of control of the company which involves the sale by stockholders of their equity interest to a third party during the time that installments are being paid to the management employees, we will accelerate the installment payments at the time of the closing of the change of control. In other cases of termination of employment, we will have call rights at fair market value which generally will be exercised for cash, although in limited circumstances the call rights may be exercised by promissory note. In all cases, repurchase rights are restricted under law, credit agreements, financing documents and other contracts, and our board's good faith determination that repurchases would not cause undue financial strain on us. The Senior Credit Facility and the indenture for the notes place limits on our ability to repurchase the management shares.


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